大华置业
UNITED OVERSEAS LAND LIMITED
COMPANY REG. NO. 196300438C
101 THOMSON ROAD #33-00 UNITED SQUARE SINGAPORE 307591 TEL: (65) 6255 0233 FAX: (65) 6252 9822

06013401

2 May 2006

RECEIVED
2006 MAY 15 P 12:19
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Stop 3-2
450 Fifth Street N.W.
Washington D.C. 20549

SUPPL

Dear Sirs

RULE 12g3-2(b) No. : 82-2180
- **ANNOUNCEMENT ON CHANGE OF NAME OF THE COMPANY TO "UOL GROUP LIMITED"**

Please be informed that the Company's name has been changed from "United Overseas Land Limited" to "**UOL Group Limited**" with effect from 2 May 2006.

We enclose herewith a copy of the Announcement released today, for your information.

Kindly acknowledge receipt on the duplicate of this letter.

Yours faithfully
for UNITED OVERSEAS LAND LIMITED

PROCESSED
MAY 15 2006
THOMSON FINANCIAL

Foo Thiam Fong Wellington
Company Secretary

enc.

c.c. Mr Dennis Chung, The Bank of New York (Fax No. : 012 1 212 571 3050)

K:\4gracewong\letter\MEDIA\other announcements.doc
UOL/3.2.3/gw

5/15

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	UNITED OVERSEAS LAND LTD
Company Registration No.	196300438C
Announcement submitted on behalf of	UNITED OVERSEAS LAND LTD
Announcement is submitted with respect to *	UNITED OVERSEAS LAND LTD
Announcement is submitted by *	Foo Thiam Fong Wellington
Designation *	Company Secretary
Date & Time of Broadcast	02-May-2006 17:13:14
Announcement No.	00068

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Change of name of the Company to "UOL Group Limited"
Description	Please see attached.
Attachments:	changeofname020506.pdf Total size = **47K** (2048K size limit recommended)

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UNITED OVERSEAS LAND LIMITED (Company Reg. No. 196300438C)

CHANGE OF NAME OF THE COMPANY TO "UOL GROUP LIMITED"

The Company wishes to announce that following the approval of shareholders at the Extraordinary General Meeting held on 19 April 2006, the Company's name has been changed from "United Overseas Land Limited" to "UOL Group Limited".

Submitted by Foo Thiam Fong Wellington, Company Secretary on 02/05/2006 to the SGX.